MIURA CAPITAL, LLC
(A WHOLLY-OWNED SUBSIDIARY OF MWM HOLDINGS, S.R.L.)

FINANCIAL STATEMENTS

DECEMBER 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67793

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/20___ AND ENDING ___12/31/20___
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Miura Capital, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1395 Brickell Avenue, Suite 1560
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

1450 Brickell Ave, Suite 1800	Miami	FL	33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, Marc Mendez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Miura Capital, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CARLA P. AZUCENA
NOTARY
My Comm. Expires
September 30, 2022
No.GG 263300
PUBLIC
STATE OF FLORIDA

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) **or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).**
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MIURA CAPITAL, LLC
(A WHOLLY-OWNED SUBSIDIARY OF MWM HOLDINGS, S.R.L.)

TABLE OF CONTENTS:



Tel: 305-373-5500
Fax: 305-373-0056
www.bdo.com

1450 Brickell Avenue, 18th Floor
Miami, FL 33131

Report of Independent Registered Public Accounting Firm

Board of Directors and Member
Miura Capital, LLC
Miami, Florida

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Miura Capital, LLC (the "Company") as of December 31, 2020, the related statement of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Per Uniform Net Capital Rule 15c3-1 and Reconciliation of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission to Company's Corresponding Unaudited Form X-17a-5, Part II Filing has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we



evaluated whether the supplemental information, including its form and content, is presented in conformity with Securities Exchange Act of 1934 Rule 17a-5. In our opinion, the Computation of Net Capital Per Uniform Net Capital Rule 15c3-1 and Reconciliation of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission to Company's Corresponding Unaudited Form X-17a-5, Part II Filing is fairly stated, in all material respects, in relation to the financial statements as a whole.

BDO USA, LLP

We have served as the Company's auditor since 2021.

March 23, 2021

MIURA CAPITAL, LLC
(A WHOLLY-OWNED SUBSIDIARY OF MWM HOLDINGS, S.R.L.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash	$	4,554,588
Deposit with clearing organization		250,000
Receivable from clearing organization		1,138,601
Due from affiliate		55,462
Loan receivable		80,556
Securities owned, at fair value		2,160,935
Income tax receivable		180,259
Prepaid expenses and other assets		86,907
Furniture and equipment, net		294,647
Leasehold improvements, net		421,420
Right of use asset		1,059,688
Deposits		19,034
TOTAL ASSETS	$	**10,302,097**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	1,036,692
Income Tax Payable		41,628
Deferred tax liablility		72,444
Lease liability		1,394,005
TOTAL LIABILITIES	$	**2,544,769**
COMMITMENTS AND CONTINGENCIES (NOTE 13)		
MEMBER'S EQUITY		7,757,328
TOTAL LIABILITIES & MEMBER'S EQUITY	$	**10,302,097**

The accompanying notes are an integral part of these financial statements.

MIURA CAPITAL, LLC
(A WHOLLY-OWNED SUBSIDIARY OF MWM HOLDINGS, S.R.L.)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUE		
Riskless principal transactions	$	2,794,510
Commissions		2,935,808
Administrative fee income		1,458,328
12b-1 fee income		393,788
Interest income		242,301
TOTAL REVENUES		7,824,735
EXPENSES		
Loss on securities owned		14,189
Salaries, commissions and employee benefits		3,180,487
General and administrative		629,027
Referral fees expense		800,000
Clearing charges		657,330
Occupancy		258,267
Communication expense		81,792
Professional fees		305,347
Depreciation		86,614
License and registration		46,555
Interest expense		25,308
TOTAL EXPENSES		6,084,916
NET INCOME BEFORE INCOME TAX EXPENSE		1,739,819
INCOME TAX EXPENSE		420,942
NET INCOME	$	**1,318,877**

The accompanying notes are an integral part of these financial statements.

MIURA CAPITAL, LLC
(A WHOLLY-OWNED SUBSIDIARY OF MWM HOLDINGS, S.R.L.)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

	MEMBER'S CAPITAL		RETAINED EARNINGS		MEMBER'S EQUITY	
BALANCES, JANUARY 1, 2020	$	5,260,571	$	1,177,880	$	6,438,451
NET INCOME		-		1,318,877		1,318,877
BALANCES, DECEMBER 31, 2020	$	**5,260,571**	$	**2,496,757**	$	**7,757,328**

The accompanying notes are an integral part of these financial statements.

MIURA CAPITAL, LLC
(A WHOLLY-OWNED SUBSIDIARY OF MWM HOLDINGS, S.R.L.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	1,318,877
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		86,614
Amortization		71,086
Non-cash lease expense		243,096
Deferred tax liablility		(14,038)
Changes in operating assets and liabilities:		
Deposit at clearing organization		(150,000)
Receivable from clearing organization		(370,024)
Securities owned, at fair value		(150,797)
Due from affiliate		544,538
Income tax receivable		(70,910)
Prepaid expenses and other assets		(23,789)
Deposits		63,109
Accounts payable and accrued expenses		874,927
Income tax payable		41,628
Lease liability		(284,169)
TOTAL ADJUSTMENTS		861,271
NET CASH PROVIDED BY OPERATING ACTIVITIES		2,180,148
CASH FLOWS USED IN INVESTING ACTIVITIES:		
Loan receivable		(12,180)
Additions to furniture, equipment, and leasehold improvements		(11,890)
NET CASH USED IN INVESTING ACTIVITIES		(24,070)
NET INCREASE IN CASH		2,156,078
CASH, AT BEGINNING OF YEAR		2,398,510
CASH, AT END OF YEAR	$	**4,554,588**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for:		
Interest	$	**25,308**
Income taxes	$	**474,500**

The accompanying notes are an integral part of these financial statements.

1.   ORGANIZATION

Operations

Miura Capital, LLC (the "Company") was organized in the State of Florida in 2007. On July 1, 2015, Murex Capital, LLC filed Articles of Amendments to change its name to Miura Capital, LLC. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of MWM Holdings, S.R.L. (the "Parent"), a Barbados company. The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) and as such introduces all customer transactions on a fully disclosed basis to an unrelated third-party clearing broker ("Pershing LLC"), which is also a registered broker-dealer.

2.   SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Cash

The Company considers cash to include highly liquid investments. Cash held at financial institutions at times, may exceed the amounts insured by the FDIC. Cash includes $499,047, which is deposit held at clearing organization.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2020 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Furniture and Equipment, Net

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation of these assets is computed over their estimated useful lives, 3 to 7 years, on the straight-line method. Repairs and maintenance are expensed as incurred. Expenditures that increase the value or productive capacity of assets are capitalized. When furniture and equipment are retired, sold, or otherwise disposed of, the asset's carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations.

Clearing Arrangements

The Company has a clearing agreement with Pershing, LLC ("Pershing") to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by Pershing. At December 31, 2020, the Company maintains deposit in the clearing organization amounting to $499,047, which is included in cash in the statement of financial condition. Pursuant to the clearing agreement, the Company is required to maintain a deposit of $250,000 in the clearing organization. At December 31, 2020, the Company had a $1,138,601, receivable from the clearing organization.

2.   SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (CONTINUED)

Income Taxes

The Company elected to be treated as a corporation for federal income tax purposes. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in expenses.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Gain from Securities Owned

Revenues for executing customer securities transactions and associated expenses are recorded as earned and incurred, on a trade date basis. Proprietary security transactions are recorded on the trade date, as if they had settled. Securities owned are valued at fair value. Unrealized appreciation or depreciation is reflected in income currently.

Revenue Recognition

The Company's accounting policies for revenue recognition are disclosed in Note 3.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 15. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular instruments. Changes in assumptions or in market conditions could significantly affect the estimates.

2.   SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (CONTINUED)

Subsequent Events

The Company has evaluated subsequent events through March 23, 2021, which is the date the financial statements were issued. There have been no material subsequent events that occurred from December 31, 2020 through March 23, 2021 that would require disclosure or would be required to be recognized in the financial statements as of December 31, 2020.

The Allowance for Credit Losses

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 326-20, Financial Instruments - Credit losses requires the immediate recognition of management's estimates of current expected credit losses and is effective for fiscal years beginning after December 15, 2019. The Company has adopted this accounting standard effective for the fiscal year ended December 31, 2020. The Company has evaluated the impact of ASC 326-20, specifically as it relates to receivables from its clearing broker. The Company's receivables from its clearing broker includes amounts receivable from unsettled trades, including amounts related to accrued interest receivables and cash deposits. The Company's trades are cleared through its clearing broker and settled daily between the clearing broker and the Company. Because of this daily settlement, the amount of unsettled credit exposure is limited to the amount owed to the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties. Based on the Company's evaluation, the Company does not believe that the adoption of ASC 326-20 has or will have a material impact on its financial position and results of operations.

The Company has evaluated the impact of ASC 326-20 on its loan receivable. The Company does not believe that the adoption of ASC 326-20 has or will have a material impact on its financial position and results of operations due to the loan receivable being granted to an employee that is forgivable. The loan contains a 0% interest and is amortized according to its agreement.

3   REVENUE RECOGNITION

Riskless Principal Transactions

The Company earns commission income by providing trade facilitation, execution, clearance and settlement, custody and trade administration services to its customers. Acting as an agent, riskless principal transactions revenue is generated by the Company buying and selling securities on behalf of its customers. In return for such services, the Company charges a commission. Such riskless principal transactions revenue disclosed in the statement of operations consist of one performance obligation which is satisfied on trade date. Trade execution performance obligation is satisfied at a point in time.

Commissions

Commission income is earned by providing trade facilitation, execution, clearance and settlement, custody, and trade administration services to customers. Acting as an agent, commission income is generated by the trade execution from the Company's clients' purchases and sales of securities, either on exchanges or over-the-counter, through the purchases of various investment products such as mutual funds, fixed income, options and commodity transactions. In return for such services, the broker dealer charges a commission. Revenues recognized under commission income consist of one performance obligation which is satisfied on trade date. Trade execution performance obligation is satisfied at a point in time.

3   REVENUE RECOGNITION (CONTINUED)

Administrative Fee Income

Administrative fees represent fees earned by the Company for administrative services, executed pursuant to the terms of administrative agreements. The single performance obligation, to manage assets, is satisfied over time. However, often the transaction price contains variable consideration because it is tied to a measure of assets or capital, such as assets under management ("AUM"). The amount of variable consideration that can be included in the transaction price is limited to the amount for which it is probable that a significant revenue reversal will not occur when uncertainties related to the variability are resolved. The element of variability is relative to the fees related to the fact that the fees are based on the AUM, and the AUM can vary each day. The promised consideration is dependent on the market and investor redemptions, thus is highly susceptible to factors outside the Company's influence. Consequently, the administrative fee is constrained and can only be included in the transaction price at the end of each reporting period.

12B-1 Fee Income

12B-1 fees are generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and are recognized over the period during which services, such as ongoing support, are performed. As trailing commissions revenue is based on the market value of clients' investment holdings, the consideration is variable and an estimate of the variable consideration is constrained due to dependence on unpredictable market impacts. The constraint is removed once the investment holdings value can be determined.

Interest Income

Interest income, which is generated from financial instruments covered by various other areas of GAAP, is not within the scope of ASC 606. The Company's primary interest earning asset is cash. Revenue on interest earning assets is affected by various factors, such as the composition of assets and prevailing interest rates at the time of origination or purchase.

4.   LEASES

The Company leases office spaces under an operating lease in Miami, Florida and New York. The office leases provide for minimum annual rentals, which are subject to escalation clauses for operating costs and taxes. The Company's operating leases expire through 2026.

Upon adoption on January 1, 2019, the Company recorded a right of use asset of $1,551,752 and an operating lease liability of $1,847,759 assuming a weighted average interest rate of 1.98%.

Operating lease assets and liabilities as of December 31, 2020 are as follows:

Operating lease Right of Use assets: $1,059,688

Operating lease liabilities $1,394,005

Total operating lease costs were approximately $258,000 for the year ended December 31, 2020. Cash paid for amounts included in the measurement of the operating lease liability was approximately $314,000 for the year ended December 31, 2020.

4. LEASES (CONTINUED)

Information associated with the measurement of the remaining operating lease obligations as of December 31, 2020 is as follows:

Weighted-average remaining lease term in years: 5.92

Weighted-average discount rate:1.98%

Estimated future lease payments under the lease liability together with their present value are as follows:

Year ending December 31, 2020

2021		232,241
2022		239,219
2023		246,407
2024		253,804
2025		261,410
thereafter		246,536
	$	**1,479,617**
Less imputed interest:	$	**(85,612)**
Total operating lease liability	$	**1,394,005**

5. FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment, net, and leasehold improvements, net, are summarized as follows at December 31, 2020:

Office equipment	$	118,062
Furniture and fixtures		425,124
		543,186
Less accumulated depreciation		(248,539)
	$	**294,647**
Leasehold Improvements	$	533,147
Less accumulated amortization		(111,727)
	$	**421,420**

Depreciation and amortization expense for the year ended December 31, 2020 was $86,614 and $71,086, respectively.

6.   NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to the greater of $100,000 or 6-2/3% of "Aggregate Indebtedness," as defined. At December 31, 2020, the Company had net capital of $6,434,595 which was $6,334,595 in excess of its required net capital of $100,000. The ratio of aggregate indebtedness to net capital should not exceed 15 to 1. At December 31, 2020, the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.23 to 1.

7.   SECURITIES OWNED, AT FAIR VALUE

Securities owned, at fair value, consist of the following at December 31, 2020:

Foreign corporate bonds	$ 258,088
US corporate bonds	1,902,847
	$ 2,160,935

8.   LOAN RECEIVABLE

On May 15, 2020, the Company entered into an Agreement with a hired Financial Advisor ("FA"). As part of the Agreement, the Company issued a non-interest bearing forgivable loan for $100,000 to the FA. The agreement stipulates that if the FA remains employed with the Company for three years, the loan will be forgiven. As of December 31, 2020, the loan receivable amounted to $80,556.

9.   RELATED PARTIES

Revenue

During the year ended December 31, 2020, the Company generated $20,546 in commission revenue from transactions with affiliated entities.

The Company entered into an expense sharing agreement on April 1, 2020 with its affiliate, Miura Investment Advisors, Inc. Per the terms of the expense sharing agreement, Miura Investment Advisors pays (i) rent for the space occupied (ii) fee for shared personnel based on a percentage of such personnel's salaries, payroll taxes and related benefits (iii) Platform fee of 20% of all fees charged to investment advisory clients and (iv) it's share of common expenses such as general office expenses. For the year ended December 31, 2020, income related to the expense sharing agreement amounted to $171,032 and is included in administrative fee income in the accompanying statement of operations. As of December 31, 2020, amounts due from affiliate related to the expense sharing agreement amounted to $55,462.

10. INCOME TAXES

The provision for income taxes is as follows for the year ended December 31, 2020:

Current tax provision:		
Federal	$	358,749
State		76,231
		434,980
Deferred tax provision:		
Federal		(11,544)
State		(2,494)
		(14,038)
Total expense	**$**	**420,942**

The actual income tax expense for 2020 differs from the statutory tax expense for the year (computed by applying the U.S. federal corporate tax rate of 21% to net income before provision for income tax expense) as follows:

Current:	**2020**	**Tax Rate**
Federal taxes at statutory rate	365,362	21.00%
State income taxes, net of federal tax benefit	59,668	3.43%
Permanent Differences	8,726	0.50%
Prior Year Adjustments	(1,867)	-0.11%
Change in Effective Rate	(1,164)	-0.07%
Florida income tax rebate	(9,880)	-0.57%
Other, net	97	0.01%
Total	**$ 420,942**	**24.19%**

Changes in tax laws and rates may affect recorded deferred tax assets and liabilities and the Company's effective tax rate in the future. The Company's deferred tax assets and deferred tax liabilities are as follows as of December 31, 2020:

Deferred tax assets (liabilities):	**2020**
Right of use asset and depreciation	$ (433,809)
Start-up costs	23,208
Unrealized gain/loss on securities	(2,392)
Lease liability	340,549
Total	**$ (72,444)**

10. INCOME TAXES (CONTINUED)

In assessing the realizability of deferred tax assets, management considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on these criteria, management has concluded that it is more likely than not that the deferred tax asset will be realized. Accordingly, no valuation allowance was necessary for the net deferred tax asset as of December 31, 2020.

The U.S. Federal jurisdiction, Florida and New York are the major tax jurisdictions where the Company files income tax returns. The Company is no longer subject to U.S. Federal or State examinations by tax authorities for years before 2017.

For the year ended December 31, 2020, the Company did not have any unrecognized tax benefits as a result of tax positions taken during a prior period or during the current period. No interest or penalties have been recorded as a result of tax uncertainties.

11. MEMBER'S CAPITAL

The Company operates under an operating agreement ("Agreement") with a perpetual term, unless terminated under provisions of the Agreement. Membership capital is non-interest bearing and members are not entitled to withdraw or demand capital amounts, unless as provided for in the Agreement. Profit and losses are allocated principally based on each member's pro rata share of total capital.

12. EMPLOYEE BENEFIT PLANS

The Company participates in a deferred contribution 401(k) plan which covers substantially all of its full-time employees. The plan includes employee contributions and matching contributions by the Company subject to certain limitations. The Company's matching contributions along with other employee benefits were $309,513 for the year ended December 31, 2020.

13. COMMITMENTS AND CONTINGENCIES

Litigation

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

14. CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company encounters economic risk, mainly comprised of credit risk and market risk. Credit risk arises from the customer securities activities which are transacted on either cash or margin basis. These transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and margin requirements are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill those obligations. In connection with its clearing arrangements, the Company is required to guarantee the performance of its customers in meeting their contracted obligations.

Concentrations of credit risk arise when a number of customers are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. A significant amount of the Company's business activity is conducted through its related parties with customers located in Latin America. Accordingly, the Company's operations are susceptible to changes in the economies of these countries.

MIURA CAPITAL, LLC
(A WHOLLY-OWNED SUBSIDIARY OF MWM HOLDINGS, S.R.L.)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

14. CONCENTRATIONS OF CREDIT RISK (CONTINUED)

As a securities broker and dealer, the Company is engaged in various brokerage and trading activities with domestic and international investors. The Company attempts to minimize credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when necessary. The credit risk is also minimized by the careful monitoring of customer accounts by the clearing firm.

At various times during the year, the Company has maintained deposits with other financial institutions in excess of amounts received. The exposure to the Company from these transactions is solely dependent upon daily balances and the financial strength of the respective institutions.

15. FAIR VALUE MEASUREMENTS

Fair Value Measurements

The FASB Accounting Standards Codification ("ASC"), *Fair Value Measurements and Disclosures*, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under the FASB ASC are described as follows:

- Level 1   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
- Level 2   Inputs to the valuation methodology include:
  - quoted prices for similar assets or liabilities in active markets;
  - quoted prices for identical or similar assets or liabilities in inactive markets;
  - inputs other than quoted prices that are observable for the asset or liability;
  - inputs that are derived principally from or corroborated by observable market data by correlation or other means.

  If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
- Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Determination of Fair Value

The Company maintains policies and procedures to value its financial instruments using the highest level and most relevant data available. In addition, management reviews valuations, including independent price validation, for certain instruments.

The following describes the valuation methodologies the Company uses to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified.

For many financial instruments, fair value is based on independent sources such as quoted market prices or dealer price quotations. To the extent certain financial instruments trade infrequently or are not marketable, they may not have readily determinable fair values. In these instances, the Company estimates fair value using various pricing models and available information that management deems most relevant. Among the factors considered by the Company in determining the fair value of financial instruments are discounted anticipated cash flows, the cost, terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar quality and yield, and other factors generally pertinent to the valuation of financial instruments.

15. FAIR VALUE MEASUREMENTS (CONTINUED)

Corporate bonds. Corporate bonds are valued based on quoted market prices. All US corporate bonds trade in active markets and are classified within Level 2.

Foreign corporate bonds. Foreign corporate bonds are valued based on quoted market prices. All foreign corporate bonds trade in active markets and are classified within Level 2.

Items Measured at Fair Value on a Recurring Basis

The following table presents the Company's financial instruments that are measured at fair value on a recurring basis as of December 31, 2020, for each fair value hierarchy level.

	Level 1	Level 2	Level 3	Total
		December 31, 2020		
Assets:				
Foreign corporate bonds	$ -	$ 258,088	$ -	$ 258,088
Corporate bonds	-	1,902,847	-	1,902,847
	$ -	$ 2,160,935	$ -	$ 2,160,935

The Company does not have any other financial assets or liabilities that are measured at fair value on a non-recurring basis as of December 31, 2020.

16. COVID-19 AND CARES ACT

COVID Impact

On January 30, 2020, the World Health Organization ("WHO") announced a global health emergency because of a new strain of coronavirus (the "COVID-19 outbreak") and the risks to the international community as the virus spreads globally. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. During 2020, the Company did not experience a significant impact as a result of COVID-19. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. Management is actively monitoring the impact of the global situation on its financial condition, liquidity, operations, suppliers, industry, and workforce. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, the Company is not able to estimate the effects of the COVID-19 outbreak on its results of operations, financial condition, or liquidity for fiscal year 2021.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act ("CARES") was signed into law. The CARES Act is an emergency economic stimulus package enacted in response to the coronavirus outbreak which, among other measures, contains numerous income tax provisions. The Company evaluated the provisions of the CARES Act and the Company did not elect any provisions of the CARES Act therefore there was no material effect on the financial statements as of and for period ended December 31, 2020.

SUPPLEMENTAL INFORMATION

MIURA CAPITAL, LLC
(A WHOLLY-OWNED SUBSIDIARY OF MWM HOLDINGS, S.R.L.)

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2020

CREDITS:		
Member's equity	$	7,757,328
DEBITS:		
Prepaid expenses and other assets		86,907
Loan receivable		80,556
Interest receivable		20,051
Income tax receivable		180,259
Furniture and equipment, net		294,647
Leasehold Improvements, net		421,420
Deposits		19,034
		1,102,874
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	$	6,654,454
HAIRCUTS ON SECURITIES		219,859
NET CAPITAL	$	6,434,595
MINIMUM NET CAPITAL REQUIREMENT		
6-2/3% of aggregate indebtedness of $99,005 or $100,000, whichever is greater		100,000
EXCESS NET CAPITAL	$	**6,334,595**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**0.23 to 1**
AGGREGATE INDEBTEDNESS		
Accounts payable, accrued expenses, deferred tax liability and income tax payable	$	1,150,764
Lease Liability		334,317
	$	**1,485,081**

SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5, PART II FILING
AS OF DECEMBER 31, 2020

NET CAPITAL PER COMPUTATION	$	6,434,595
Adjustments		-
NET CAPITAL PER COMPUTATION INCLUDED IN THE COMPANY'S AMENDED UNAUDITED FORM X-17A-5, PART II FILING	$	**6,434,595**

See Report of Independent Registered Public Accounting Firm.

MIURA CAPITAL, LLC
(A WHOLLY-OWNED SUBSIDIARY OF MWM HOLDINGS, S.R.L.)

SCHEDULE III

STATEMENT ON EXEMPTION FROM THE COMPUTATION FOR DETERMINATION
OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND
EXCHANGE COMMISSION AS OF DECEMBER 31, 2020

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under (k) (2) (ii) because all customer transactions are cleared through a clearing broker on a fully disclosed basis. During the year ended December 31, 2020, the Company did not hold customers' funds or securities.

INFORMATION REGARDING COMPLIANCE WITH RULE 15C3-3



Tel: 305-373-5500
Fax: 305-373-0056
www.bdo.com

1450 Brickell Avenue, 18th Floor
Miami, FL 33131

Report of Independent Registered Public Accounting Firm

Board of Directors and Member
Miura Capital, LLC
Miami, Florida

We have reviewed management's statements, included in the accompanying E*xemption report*, in which (1) Miura Capital, LLC (the "Company") identified the following provision of the Securities Exchange Act of 1934 ("SEA") Rule 15c3-3(k) under which the Company claimed an exemption from Rule 15c3-3*(k)(2)(ii)* (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph*(k)(2)(ii)* of Rule 15c3-3 under the Securities Exchange Act of 1934.

BDO USA, LLP

March 23, 2021

MIURA CAPITAL, LLC
(A WHOLLY-OWNED SUBSIDIARY OF MWM HOLDINGS, S.R.L.)

Exemption Report Under Rule 17a-5(d)(4) of the Securities and Exchange Commission
December 31, 2020

Miura Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) for the fiscal year ended December 31, 2020.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year, January 1, 2020 to December 31, 2020, without exception.

Miura Capital, LLC

I, Marc Mendez, affirm that, to my best knowledge and belief; this Exemption Report is true and correct.

By:_____

Marc Mendez
FINOP

March 23, 2021